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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.       )*

Provide Commerce, Inc.

(Name of Issuer)

Common

(Title of Class of Securities)

74373W 10 3

(Cusip Number)

December 16, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

PAGE 1 OF 8 PAGES

13G
CUSIP No. 74373W 10 3

1.	Name of Reporting Person: Stephen A. Schutz		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 969,832

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 969,832

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 969,832

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.32%*

12.	Type of Reporting Person: IN

*	Based upon 11,400,130 outstanding shares of common stock of the Issuer as of January 31, 2004.

PAGE 2 OF 8 PAGES

13G
CUSIP No. 74373W 10 3

1.	Name of Reporting Person: Susan P. Schutz		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 717,999

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 717,999

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 717,999

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.16%*

12.	Type of Reporting Person: IN

*	Based upon 11,400,130 outstanding shares of common stock of the Issuer as of January 31, 2004.

PAGE 3 OF 8 PAGES

13G
CUSIP No. 74373W 10 3

1.	Name of Reporting Person: Susan Schutz and Stephen Schutz, Trustees Under Trust Dated 12/19/85		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: CALIFORNIA - U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 717,999

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 717,999

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 717,999

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.16%*

12.	Type of Reporting Person: OO

*	Based upon 11,400,130 outstanding shares of common stock of the Issuer as of January 31, 2004.

PAGE 4 OF 8 PAGES

Item 1(a)	Name of Issuer:

Provide Commerce, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

505 Wateridge Vista Drive, Second Floor
San Diego, CA 92121

Item 2(a)	Name of Person Filing:

This statement is being filed jointly by Stephen A. Schutz, Susan P. Schutz and a trust entitled “Susan Schutz and Stephen Schutz, Trustees Under Trust Dated 12/19/85.” Stephen A. Schutz is the spouse of Susan P. Schutz, and each of them is a trustee of the trust.

Item 2(b)	Address of the Principal Office or, if none, Residence:

P.O. Box 1046
La Jolla, CA 92038

Item 2(c)	Citizenship:

Stephen A. Schutz and Susan P. Schutz are American citizens. The trust was established under the laws of the State of California.

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 Par Value

Item 2(e)	CUSIP Number:

74373W 10 3

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a: NOT APPLICABLE

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance withss.240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3):

(j)	☐	Group, in accordance with Sec.240.13d-1(b)(1)(ii)(J).

PAGE 5 OF 8 PAGES

Item 4.	Ownership:

Mr. Schutz may be deemed to beneficially own 969,832 shares of Common Stock of the Issuer (8.32%*), consisting of voting and dispositive power over (i) 467,860 shares and a warrant to purchase 250,139 shares owned by “Susan Schutz and Stephen Schutz, Trustees Under Trust Dated 12/19/85” (the “Schutz Trust”), for which Mr. Schutz and Mrs. Schutz serve as trustees, (ii) 246,896 shares owned by Fortuna Ventures, L.P., and (iii) a stock option to purchase 4,937 shares held directly by Mr. Schutz. Mrs. Schutz may be deemed to beneficially own 717,999 shares of Common Stock of the Issuer (6.16%*), consisting of voting and dispositive power over 467,860 shares and a warrant to purchase 250,139 shares owned by the Schutz Trust, for which Mr. Schutz and Mrs. Schutz serve as trustees. The Schutz Trust may be deemed to beneficially own 717,999 shares of Common Stock of the Issuer (6.16%*), consisting of 467,860 shares and a warrant to purchase 250,139 shares held directly by the Schutz Trust. Mr. Schutz disclaims beneficial ownership of the shares owned by Fortuna Ventures, L.P., except to the extent of his pecuniary interest therein, for purposes of Section 13, Section 16, or for any other purpose.

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

See Item 4 above.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of a Group:

Not applicable.

* Based upon 11,400,130 outstanding shares of common stock of the Issuer as of January 31, 2004.

PAGE 6 OF 8 PAGES

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2004

/s/Stephen A. Schutz

STEPHEN A. SCHUTZ

/s/Susan P. Schutz

SUSAN P. SCHUTZ

SUSAN AND STEPHEN SCHUTZ, TRUSTEES UNDER TRUST DATED 12/19/85

/s/Stephen A. Schutz

STEPHEN A. SCHUTZ, TRUSTEE

/s/Susan P. Schutz

SUSAN P. SCHUTZ, TRUSTEE

PAGE 7 OF 8 PAGES

EXHIBIT A

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a statement on Schedule 13G, and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 9th day of February, 2004.

/s/Stephen A. Schutz

STEPHEN A. SCHUTZ

/s/Susan P. Schutz

SUSAN P. SCHUTZ

SUSAN AND STEPHEN SCHUTZ, TRUSTEES UNDER TRUST DATED 12/19/85

/s/Stephen A. Schutz

STEPHEN A. SCHUTZ, TRUSTEE

/s/Susan P. Schutz

SUSAN P. SCHUTZ, TRUSTEE

PAGE 8 OF 8 PAGES